Faegre Drinker Biddle & Reath LLP

191 North Wacker Drive

Suite 3700

Chicago, IL 60606-1698

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.faegredrinker.com

October 14, 2020

VIA EDGAR TRANSMISSION

Mr. Jeff Long

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	FS Energy Total Return Fund (Registration Nos. 333-214232; 811-23205)
and FS Credit Income Fund (Registration Nos. 333-215075; 811-23221)

Dear Mr. Long:

The following responds to the Staff’s comments that you provided by telephone on September 14, 2020 regarding the review of annual reports on Form N-CSR for the fiscal year ended October 31, 2019 of the FS Energy Total Return Fund and FS Credit Income Fund (each, a “Fund” and collectively, the “Funds”).

For your convenience, the Staff’s comments are summarized below and each comment is followed by the Funds’ response.

1.

Comment: The FS Energy Total Return Fund’s website notes that the Fund had a return of capital distribution for the current fiscal year, and the website also discloses an annualized distribution yield of 7.20%. Going forward, when describing distributions that include a return of capital, please do not include references to “yield” or “dividends” on the Fund’s website or in marketing materials.

Response: We note that the FS Energy Total Return Fund reorganized into a newly organized series of FS Series Trust prior to the opening of business on May 4, 2020. However, the Fund confirms that the website will be updated accordingly before November 1, 2020, and that going forward, it will refrain from including references to “yield” or “dividends” on its website or in marketing materials when describing return of capital distributions.

Mr. Jeff Long

October 14, 2020

2.

Comment: With respect to the return of capital distribution for the FS Energy Total Return Fund referenced above, please confirm that the Fund complied with Rule 19a-1 under the Investment Company Act of 1940, as amended, regarding the shareholder notice requirements for return of capital.

Response: FS Energy Total Return Fund so confirms.

3.

Comment: Both Funds filed an Auditor’s Opinion on Financial Statements with their N-CEN filings for the period ended October 31, 2019 rather than the Auditor’s Report on Internal Control. Please file an amended N-CEN for each Fund to include the correct report.

Response: Each of the FS Credit Income Fund and FS Energy Total Return Fund filed an amended N-CEN filing to include the Report on Internal Control on September 24, 2020 (Accession Nos. 0001752724-20-192503 and 0001752724-20-192502, respectively).

4.

Comment: The FS Energy Total Return Fund’s website discloses a gross expense ratio of 2.60% and a net expense ratio of 1.50% for Class A and a gross expense ratio of 2.35% and a net expense ratio of 1.25% for Class I. The most recently filed financial statements for the Fund disclose a gross expense ratio of 3.84% and a net expense ratio of 2.59% for Class A and a gross expense ratio of 3.59% and a net expense ratio of 2.34% for Class I. Please update the Fund’s website to include the correct expense ratios.

Response: Because FS Energy Total Return Fund reorganized into a newly created series of FS Series Trust, also known as the FS Energy Total Return Fund (the “Acquiring Fund”) prior to the opening of business on May 4, 2020, the expense ratios included on the Fund’s website align with the expense ratios included in the Acquiring Fund’s prospectus (Accession No. 0001104659-20-056276). The most recently filed financial statements for the Fund reflect the expense ratios of the Fund prior to its reorganization into the Acquiring Fund.

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We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1107.

Very truly yours,

/s/ David L Williams
David L. Williams